Filed by Desktop Metal, Inc.
(Commission File No.: 001-38835)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc.
(Commission File No.: 001-38835)
Date: August 3, 2023

The following is a transcript of a conference call hosted by Desktop Metal, Inc. (the “Company”) on August 3, 2023 to discuss the Company’s results of operations for the second quarter of 2023:

Conference Call Transcript

C O R P O R A T E P A R T I C I P A N T S

Jay Gentzkow, Vice President of Investor Relations

Ric Fulop, Founder & Chief Executive Officer

Jason Cole, Chief Financial Officer

C O N F E R E N C E C A L L P A R T I C I P A N T S

Greg Palm, Craig-Hallum Capital Group, LLC

Harold Weber, Aegis Capital

P R E S E N T A T I O N

Operator

Greetings, and welcome to Desktop Metal’s Second Quarter 2023 Financial Results Conference Call.

(Operator Instructions). As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Mr. Jay Gentzkow, Vice President, Investor Relations. Please go ahead.

Jay Gentzkow

Good afternoon and thank you for joining today’s call. With me today are Ric Fulop, Founder and CEO of Desktop Metal and Jason Cole, CFO of Desktop Metal.

Please note, our financial results press release and presentation slides referred to on this call are available under the Events & Presentations section of our Investor Relations website. This call is also being webcast live, with a link at the same site. The webcast and accompanying slides will be available for replay for 12 months following this call. The content of today's call is the property of Desktop Metal. It cannot be reproduced or transcribed without our prior consent.

Before we begin, I’ll refer you to our Safe Harbor disclaimer on Slide 3 of the presentation. As a reminder, today's call will include forward-looking statements. These forward-looking statements reflect Desktop Metal's views and expectations only as of today, August 3, 2023, and actual results may vary materially based on a number of risks and uncertainties. For more information about the risks that may impact Desktop Metal's business and financial results, please refer to the risk factors section on Form 10-Q, in addition to the Company's other filings with the SEC. We assume no obligation to update or revise the forward-looking statements.

Additionally, during this presentation and the following Q&A session, we may refer to our results on a non-GAAP basis. Non-GAAP measures are intended to supplement, but not substitute, for performance measures calculated in accordance with GAAP. Our financial results release contains the financial and other quantitative information to be discussed today, as well as a reconciliation of the GAAP to non-GAAP measures.

I’ll now turn the call over to Ric.

Ric Fulop

Thank you, Jay.

Welcome to our second quarter 2023 financial results call. It was a really solid quarter of execution for Desktop Metal amidst a very active market, including our announcement to combine with Stratasys to form the largest company in the additive manufacturing business.

On today’s agenda, I’ll begin with highlights of our Q2 financials. I’ll detail recent developments, as well as highlight specific activity we’re excited about in binder jetting. There have also been a number of things said about our Company and our technologies that we believe are incorrect and misleading, and we’d like to set that record straight. I will then wrap it up with some thoughts on the significance of our future combination with Stratasys and the benefits and opportunities ahead. And then, Jason will provide more color on our financial results and outlook, before we conclude and open it up for Q&A.

I’ll start at the top of Slide 4. It was a very good quarter as we combined solid topline performance with continued cost reduction execution to drive meaningful and expected improvements from Q1 numbers. We have been focused on balancing revenue growth with improving margins and I’m proud of what the team accomplished operationally, and I’m very optimistic about the balance of 2023.

Revenue for the second quarter of 2023 was $53.3 million, a very strong 29% growth over the first quarter of 2023. As you’ll recall, we entered the year with a questionable outlook on the demand side as macro pressures weighed on our industry, and we certainly felt that in the first quarter. There was a continuation of that softness into the start of the second quarter; however, order momentum really began to pick up and we finished the quarter with strength.

While there is still some element of caution in the environment, we are very encouraged by the recent customer activity that led to our second quarter results. This momentum gives us confidence in the early signs of a recovery, and also validates feedback we’ve been receiving from customers that we would see an uptick in orders as we progressed through 2023. In combination with this improved customer demand profile, and a variety of near-term growth opportunities, we feel very good about the second half of 2023, and we’re reaffirming our 2023 revenue guidance.

Meanwhile, the DM team has been laser focused on something we have full control over: reducing our cost structure. Second quarter non-GAAP gross margins grew to 31%, expanding 1,300 basis points sequentially from the first quarter of 2023, and 435 basis points year-over-year from Q2 2022. From a gross margin standpoint, this was a record for second quarters, in large part due to our efforts in reducing the fixed cost base in our COGS.

Importantly, we just completed several actions under the second tranche of our $50 million cost reduction plan toward the end of Q2, so those savings won’t be fully reflected until we report Q3. As a result, we expect continued gross margin expansion through the balance of the year as we combine the benefits of these additional cost savings with expected higher revenue in the second half. We’re very proud of our efforts to get gross margins back on track.

We’ve also driven significant improvement in our expense structure in the past six quarters, which has resulted in the best quarter of Adjusted EBITDA since going public. Q2 2023 Adjusted EBITDA was negative $15 million, an improvement of $9.4 million sequentially from Q1 2023 and a $12.5 million improvement year over year. Our Adjusted EBITDA and operating cash flow losses are decreasing rapidly, and we expect to drive continued significant improvements into the back half of 2023.

EBITDA is trending to our internal plans and we remain committed to our 2023 Adjusted EBITDA guidance range and achieving Adjusted EBITDA profitability by the end of the year. We expect our cash burn to continue to significantly decline in line with our pursuit to Adjusted EBITDA breakeven.

Moving on to recent business highlights. We had excellent activity in Q2 in binder jetting and metals, which was a key contributor to solid financial results. We continue to make meaningful advances in our Production System platform, including continued commercial progress in consumer electronics. And I’m excited to welcome Ryerson, one of the largest global metal suppliers in medical, aerospace, and defense to our customer base for Production System P-50.

On the healthcare side, Desktop Health’s platform of leading dental solutions continues to capture market share. For the first time we are making our category leading Flexcera materials available to other platforms. We recently signed a commercial supply agreement with our friends at Carbon 3D, a company that is very successful at DLP printing, to offer Flexcera materials to their large dental customer installed base. This is a testament to Flexcera’s differentiated material properties and we expect additional partnerships and licensing opportunities as we continue to find ways to monetize our portfolio of close to 1,000 patents.

Our partnership with Align Technology continues to be another exciting opportunity for our business, and Desktop Health also recently launched a new generation Bioplotter system with PrintRoll, the world’s most advanced printer for biofabrication. PrintRoll is an innovative, rotating build platform that can produce first-of-its-kind intelligent printed tubular tissue. PrintRoll is superior to existing manufacturing processes because it can make tissue engineering parts with multiple materials combining polymers like PEEK, resorbable polymers, combined with living cells, hydrogels, and other biomaterials in a single part. This revolutionary capability can be used to manufacture new kinds of stents or grafts for the body’s vascular, digestive, respiratory, and reproductive organs.

Bioplotter is a premier product in the field of bioprinting. Desktop Health’s 3D Bioplotter is the world’s most cited and researched bioprinter in peer-reviewed scientific and medical journals, with more than 2,490 citations and over 600 peer-reviewed research papers directly produced with this system.

While there are competitors that claim leadership in the marketing materials, we believe our Bioplotter is years ahead of competing products. Case in point, the FDA recently granted approval to our customer, Chicago-based Dimension Inx, for its CMFlex hyperelastic 3D printed bone. This is the first time 3D printed biofabrication products have been cleared by the FDA. It’s exciting that the first company with such clearance manufactured products on our 3D-Bioplotter.

Customers are choosing our Desktop Health biofabrication products because we are clearly differentiated and have superior technology. This is yet another area where we have core IP that precedes competitors in both extrusion and photopolymer biofabrication. At the end of this presentation, we will include supplementary slides that display our capabilities in these products.

Turning to Slide 5, as we’ve spoken about in the past, we’ve established clear leadership in two core print platforms that serve large TAMs as a result of their unique mass production use cases. One of them is binder jetting and the other one is photopolymer printing. As a reminder, unlike competitors, our technologies leverage area-wide processes that benefit over time through Moore’s Law giving us long-term compounding advantages.

Desktop Metal has carved out a very strong competitive moat in binder jet with the number one selling binder jet products, the most experienced team in the world, incredible IP, and an array of end-use mass production applications that differentiate us from competitors. We’ve leveraged this leadership to quickly grow our installed base to the largest in the binder jet industry.

We have also grown to a leadership position in dental and healthcare. Led by Desktop Health, we have combined best-in-class photopolymer printers designed for the production of end-use parts with a leading catalog of differentiated materials that sets us apart in the market. These businesses will serve as the foundation for our growth.

Turning to the following slide, we have continued to innovate and unlocked three new markets: Printing of Foams, Sheet Metal Forming, and Printed Hydraulics. These unique technologies bring additive manufacturing into new applications not traditionally accessible to legacy AM processes.

Shifting back to binder jet on Slide 7, Desktop Metal’s printers are the first and only metal printing technology currently used at scale in automotive. Binder jet is now being used at scale by OEMs like BMW where we now have parts in almost every one of their new vehicles. We were part of a multi-year bakeoff at BMW comparing all binder jet solutions and we’re happy to report that we’re the company that won that effort which resulted in significant follow-on orders for their new generation large format Exerial binder jet systems in their Landshut plant.

These new systems are the fastest binder jet printers ever built with speeds exceeding 350,000 cubic centimeters an hour, and we have many of them installed and in production at BMW today. More will be delivered by the end of the year, and we believe Desktop Metal has more end use parts made of metal in cars today than any other additive manufacturer.

In addition to printed sintered parts or printed castings, in the past I’ve said you can have several hundred kilograms of additively manufactured parts in a car, and we now have some customers that are starting to do this. Let me explain. Today’s cars are being manufactured with a process called Body in White. Since the Henry Ford days, most automobiles are made out of hundreds of sheet metal parts that are stamped, cut, welded, and fastened on an assembly line. Our binder jetting technology is a key enabler of a new way to manufacture cars called Giga Casting, which is led by Tesla.

Giga Castings are the consolidation of hundreds of parts combined into a single giant part assembly. This allows OEMs to dramatically reduce cost, assembly time, CapEx, and weight. Giga Casting also offers potential benefits for logistics and emissions reduction, increasing flexibility in engineering of the vehicle platform, and lowering the CO2 footprint. In this process, binder jetting systems are being used extensively in the front end to enable high complexity geometries with very rapid iteration cycles to improve the economics of vehicle manufacturing.

We now have several customers using our printers which supply Tesla’s vehicles built with Giga Casting, as well as other OEMs such as Toyota, Volvo, Mercedes Benz, and others who are fast following to launch vehicle platforms to leverage this new process. The use of binder jetting is rapidly increasing as future Giga Casting programs look to leverage even higher geometric complexity parts that could mix die casting with internal cores printed with binder jet.

Turning to the following Slide 9, this is an image of a Tesla employee observing a giga casting mold that was printed with our binder jet systems by our customer Grainger and Worrall. Note that the image on the back of the gentlemen’s shirt is a picture of a giga cast part. People don’t usually make t-shirts for things that aren’t important. Again, this process allows Tesla to assemble a vehicle in one third the time versus some of their competitors by eliminating thousands of welds, hundreds of sheet metal parts, and hundreds of tools.

Aside from significant CapEx savings for vehicle OEMs, another major benefit of binder jetting in this new way to make cars is that during the design cycle changes to the vehicle can be iterated in as little as one day versus almost more than 18-30 weeks for traditional die cast tooling processes.

Turning to the following slide, I’m highlighting some of the strategic growth markets for binder jet that are now in production and starting to scale. We just talked about enabling Giga Casting for automotive highlighted on the left side of the slide. Outside of the pioneering work from Tesla, other companies in marine and aerospace markets like Mercury Marine, Airbus, Eaton, and Rolls Royce are successfully consolidating assemblies with larger binder jet printed castings to change production economics of their products.

On the right side of the slide, here is an example of a multi-billion dollar market that has not yet been able to embrace additive manufacturing because of the limitations of previous laser printing technologies. Through binder jetting, Desktop Metal is able to print silicon carbide at production scale. This is an enabling technology for power electronics for electric vehicles and we have growing customer relationships with a number of companies including Denso; and companies like Shunk, Coherent, and Northrop Grumman are adopting this technology to make single crystal silicon carbide wafers in order parts for space and semiconductor manufacturing.

Like I mentioned in our first quarter call, another application of our binder jet printers in production are 3D printing of TRISO high assay, low enriched uranium nuclear fuel that couldn’t be made any other way. This is a key enabler for fourth generation MMR and SMR nuclear reactors and just last Wednesday DARPA and Lockheed Martin held a press conference with our customer BWX Technologies to showcase a first-of-its-kind TRISO nuclear thermal propulsion powered rocket that will be demonstrated by 2027.

We’re incredibly excited to be in production and fully qualified in these high value applications in semiconductor end use parts as well as being at the center of the future of automotive production. The opportunities in binder jetting grow with each passing month, and Desktop Metal is better positioned than any company in the 3D printing space.

Turning to the next page, Slide 11 is here for your reference. We’re not necessarily going to walk through it, but are prepared to for those that are interested in this level of detail during our Q&A or after the call.

As part of our pending merger with Stratasys, a lot of things have been said recently in the public forum about Desktop Metal and binder jetting that are inaccurate or misleading. The facts are binder jetting is the fastest process for 3D printing parts. Binder Jetting can make fully dense metal parts. It has more material flexibility than welding processes. It can make parts in many materials that will never be available to laser. As a result of binder jetting’s speed and throughput advantages, it delivers the lowest cost parts and is quickly gaining share in the additive manufacturing market because it enables mass production capabilities in a new high volume use case that you cannot accomplish with other processes.

At the end of the day, market share is the best yardstick for measuring success and Desktop Metal has clear leadership demonstrated by revenue share in the binder jet space and in the metal 3D printing space overall.

Shifting the discussion to the progress of our cost reduction efforts on Slide 12, we are 100% focused on achieving Adjusted EBITDA profitability in 2023. We outlined this goal in early 2022 as a top priority for our Company, and six quarters later, you can see we are executing this plan. Importantly, we’ve been driving cost reduction actions without sacrificing the superior solutions we provide to our customers and ensuring their success.

We are on track to achieve the $100 million annualized cost savings by year end. In the quarter, we completed six facility closures on time, and we continued to drive cost synergies from business integrations. Actions reflected in the second $50 million tranche were weighted more toward fixed cost base in COGS, and we saw that in Q2 with significant improvement in gross margins both sequentially and year-over-year. Also, third quarter 2023 will be the first full quarter realizing the majority of the second tranche in cost savings, so we expect continued improvements in the back half of this year and into 2024.

Weak cost of goods sold absorption had been a drag in our model in the past, impacting our gross margins. We’ve made durable improvements to address our fixed cost base, and you should expect to see less dramatic variability in gross margins going forward.

Finally, the result of these cost reduction actions supported another quarter of sequential improvement in Adjusted EBITDA and operating cash flow. This was the best quarter for Adjusted EBITDA since going public, and we expect this trend to continue into the back half of this year. We’re not to our full goal yet, but Adjusted EBITDA profitability, and then eventually positive cash flow, is in sight and I’m very proud of the team’s effort to uphold to our commitment.

Now, please turn to the next slide. I’d like to transition to discuss our pending merger with Stratasys, and our excitement about the deal. Through this combination, we are establishing a powerhouse in Additive Manufacturing. This is not a deal we had to do, but we believe that partnering with Stratasys to create the first AM company to achieve comprehensive scale across the entire manufacturing lifecycle, from designing and prototyping to full-scale mass production, is a special opportunity for our combined companies.

Together we have incredible potential by combining Desktop Metal's complementary portfolio and track record of innovation and growth with Stratasys's extensive market reach and operational excellence to serve the evolving needs of our customers. The combination will also help us drive long-term, profitable growth, creating an over $1.1 billion revenue platform with sufficient scale and profitably to lead the AM industry. And over 50% of our combined revenue will be from the fastest growing segment in additive manufacturing, mass production.

Together, we will have a diversified and comprehensive portfolio, with virtually no product overlap. We are bringing together complementary products and technologies that cover a wide range of industry verticals and use cases. Stratasys brings a leading position in polymer 3D printing and exceptional strength in aerospace, automotive, consumer products, and healthcare verticals. Desktop Metal brings its leadership in mass production of metals, sand, ceramic, and restorative dental printing solutions. Our combined materials library is highly differentiated, and software capabilities complementary across print platforms.

The combined R&D teams of over 800 scientists and engineers represent the strongest and smartest people in 3D printing. Combining our superior technical talent with more than 3,400 patents issued and pending will allow us to continue to drive innovation for our customers and help us win growth while also benefiting from TAM expansion. Combining with Stratasys will also allow us to leverage one of the largest global go-to-market networks in 3D printing.

This transaction also creates the opportunity to realize approximately $50 million in annual run rate cost synergies, and approximately $50 million in annual run rate revenue synergies across the business by 2025. The combined company will have a very strong financial profile and an expectation to deliver over $300 million of Adjusted EBITDA by 2026, at an approximately 20% pro forma Adjusted EBITDA margin. This deal accelerates the combined companies' financial flexibility through a well-capitalized balance sheet to drive future growth.

We are in complete support of this merger, but it’s not an acquisition as some have claimed. Desktop Metal shareholders are receiving shares representing approximately 41% of the combined company and representation by designating nearly half the Board. We would not do this deal at less favorable terms, and we believe our combination with Stratasys is a superior combination and will position us to help shape the additive manufacturing industry for years to come.

However, we are a fiduciary to our shareholders. If ultimately, they decide this is not the best path for our Company, we have not lost any confidence in our long-term outlook. Until this deal closes we are 100% focused on our outstanding standalone prospects that include the growth and innovation that Stratasys is so attracted to. We are making steady improvements in our cost structure and are well capitalized with a plan to get to profitability on our existing cash. Most importantly we have an unmatched portfolio of mass production technologies that is almost impossible to recreate, and we are as focused as ever to leveraging that portfolio to make our customers successful.

With that, let me turn the call over to our CFO Jason Cole.

Jason?

Jason Cole

Thanks, Ric.

I’ll begin on Slide 15 with highlights of our financial performance for the second quarter of 2023. A reminder that we will be referring to several financial metrics on a non-GAAP basis, and a reconciliation to GAAP data is included in the filed appendix.

In 2Q, we exited the quarter with strong customer demand signals, as well as continued momentum on our cost reduction initiatives. Both of these gives us confidence for what’s ahead, and I’m excited to walk you through the 2Q ’23 results now.

Consolidated revenue for the second quarter of 2023 was $53.3 million, up 29% sequentially from $41.3 million in the first quarter of 2023. Importantly, demand for DM products and services accelerated across the quarter, validating the customer signals we consistently hear. Leading revenue drivers in 2Q were metal binder jetting solutions and growth in consumables, services, and subscription.

Revenue was down year-over-year, partly due to efforts to deemphasize product lines with lower quality growth prospects and/or lower gross margins. You’ll recall, we entered the year with headwinds that carried into the start of 2Q. As we conveyed in the prior quarter, in the face of inconsistent and sometimes unclear demand trends, we stay close to our customers, while focusing and relying on their feedback. Ensuring customer success is a key pillar in our strategy.

For multiple quarters, our customers have validated that DM products and services create solutions to real business challenges, with potential to drive meaningful and rapid return on investment. Throughout the past year plus, customers across our businesses have validated that while some decisions may be delayed, demand for DM solutions are real and would pick up as we progressed through 2023. We saw this recurring customer sentiment materialize in the close of Q2 and we finished the quarter strongly following a slow start, which gives us confidence in the revenue trends for the back half of the year.

Non-GAAP gross margins expanded to 31% for the second quarter of 2023, an improvement of 1,300 basis points sequentially over first quarter of ’23, and 435 basis points versus the second quarter of ’22. Non-GAAP gross margin expansion was driven primarily by continued progress on our multi-quarter cost reduction efforts, helping us gain leverage year over year and versus the first quarter of ’23.

We have fielded a number of questions on whether we could get this business to above 30% non-GAAP gross margins within 2023, and we’re pleased to say we were able to hold that commitment, ahead of schedule, before the full effect of cost of sales reductions have been realized for a full quarter’s impact, and before realizing the gross margin tailwinds that will follow with more meaningful top line growth.

In 2Q, we completed the closure of six production sites, leaving 3Q ’23 to be the first full quarter where these savings will be realized for a full quarter. From a gross margin standpoint, this gives us added confidence about the second half of ’23 and beyond.

Turning to the following slide, non-GAAP operating expenses were $34.7 million for the second quarter of 2023. This represents a reduction of non-GAAP operating expenses by a quarterly total of $17.4 million since the start of our cost reduction initiatives in first quarter of 2022, including year-over-year reductions of $11.4 million from the second quarter of ’22. Non-GAAP operating expenses showed another quarter of improvements, despite making some one-time investments in sales and marketing opportunities in the quarter, where we opted to make measured investments to secure potentially meaningful returns.

Additionally, as we detailed last quarter, cost reductions in 2Q ’23 were weighted more toward structural cost of sales, as compared to prior quarter cost reductions, where the mix was weighted more heavily toward operating expenses. Importantly, we have more opportunities to improve our expense profile remaining in the year and expect to see continued leverage in the second half.

Non-GAAP operating expenses as a percentage of revenue was 65% in the second quarter of ’23, which is a year-over-year improvement versus 80% in the second quarter of ’22. Note that operating expenses as a percentage of revenue was one of the lowest quarters since going public, and we enter Q3 feeling confident the trend of continued leverage will continue.

We are nowhere near the top of the growth curve, so as we combine our more disciplined and efficient approach to spending with top-line growth, our pathway to profitability and positive cash flows becomes clearer. Our cost reduction efforts are insulating our business, and we believe the graph on the right of this slide will continue to trend favorably over the next year plus.

Turning to the next slide, Adjusted EBITDA for the second quarter of ’23 was negative $15 million, the best quarter for EBITDA since going public. Adjusted EBITDA improved by $12.5 million year-over-year compared to second quarter ’22, and $26.5 million since we initiated our cost reduction plans in the first quarter of ’22.

We’re proud of the efforts to-date, but the bigger takeaway is we are not done. We want to be Adjusted EBITDA profitable by the end of the year and we’ve made that commitment to our stakeholders regardless of the macro conditions. The tailwinds entering the back half of this year of seasonally higher revenue combined with steadily declining spend support what we’ve been messaging. With regard to Adjusted EBITDA, our brightest days are ahead of us.

We remain well-funded from a cash position with $127.6 million in cash, cash equivalents, and short-term investments to end the second quarter of ’23, compared to $149.8 million to close Q1 2023, for net cash burn of approximately $22 million in Q2. Excluding 2Q ’22 when we last raised cash, this is our lowest cash burn since going public.

We have reduced our operating cash flow burn from $56.3 million in the first quarter of ’22 to $33.1 million in the second quarter of ’23, again showing the cash impact from cost reduction efforts completed to-date. The operating cash number excludes proceeds from the sale of property that favorably impacted cash. Cash is tracking right to our internal forecast, and with more significant improvement to come before year end, we are in a solid position from a cash standpoint.

Finally, we ended the quarter with $100.3 million in inventory. Because of some of the strength we’ve seen from customers, we’ve made investments in the quarter due to forecasted demand that we want to be prepared for in the second half of the year. However, even with these investments, we did expect inventory levels to be lower in Q2. Completing the closure of six production facilities in the quarter impacted inventory levels, and we have some lingering stubborn pockets of inventory we’re continuing to work through. So, there’s more work to be done here, and we’re committed to monetizing inventory in the back half of the year, which will improve working capital and cash flows in 2023 and into 2024.

Finally, moving to our 2023 financial outlook on Slide 19. While there is still some element of caution in the environment, we are very encouraged by customer activity to end the second quarter. With this improved customer demand profile, and the near-term growth opportunities we see across our portfolio of solutions, we are confident about the second half of the year. As a result, we are reaffirming our revenue expectations of $210 million to $260 million for 2023.

In addition, we’re reaffirming our Adjusted EBITDA expectations of negative $50 million to negative $25 million for the year, as well as achieving Adjusted EBITDA profitability by the end of the year. We expect Adjusted EBITDA losses to continue narrowing rapidly in the second half of the year as we combine positive customer demand signals in what is a seasonally favorable revenue period, with continued and ongoing expense leverage.

As we sit today, we understand we’re trending toward the lower end of the range, but internally we feel very positive about our plan to hit the midpoint. Our progress on cost reductions combined with our opportunity pipeline support this thesis. We’re pleased to reaffirm guidance and look forward to showcasing our results over the next two quarters.

With that, I will turn it back to Ric for his closing remarks.

Ric Fulop

Thank you, Jason.

I just want to take a second to thank Jason and the G&A team for their successful efforts to drive operational improvements. Jason, you’ve had a significant positive impact on the Company in your short time here, and I’m very grateful for your efforts and experience.

To wrap up some key takeaways. First, we delivered a solid revenue quarter with a customer activity that was strong, especially at the end of the quarter. The customer demand profile is really shaping up as we enter a seasonally strong back half of 2023. Second, we continue to execute on our cost reduction efforts to achieve Adjusted EBITDA profitability this year. We have a lot of levers to get there and confidence in our ability to get this Company profitable on the cash we have on balance sheet. Finally, we are relentless in delivering for our customers. We continue to be energized by the benefits of mass production technologies that we’re bringing to our customers in transforming their manufacturing environment.

The long-term growth opportunity for mass production is still massive, and largely unchanged from this $100 billion addressable market we’ve consistently pointed out since going public. What has changed is the scale we’ve built at that time, and the amount we’ve accomplished as a company.

Desktop Metal has established a portfolio of mass production solutions unmatched in the industry. We are category leaders in many area-wide technologies that benefit from Moore’s law, like binder jet and DLP; we’ve built an installed base to over 7,000 customers; and we are in the early innings of engagements with multiple Fortune 500 companies on a number of projects that individually could significantly approach or exceed the size of our Company today.

We have the largest library of production materials. We have the most experienced and knowledgeable production team in additive manufacturing. And now, we’re adding business discipline and an improving financial profile that best positions us to capture this opportunity. Mass production is the future of this industry, and there is no company better positioned to capitalize on the next phase of the added manufacturing growth curve.

With that, let’s take some questions. Operator?

Operator

(Operator Instructions). Our first question comes from      Greg Palm from Craig-Hallum. Please go ahead, Greg.

Greg Palm

Thanks. Good afternoon, everybody. Just wanted to maybe start off with a little bit more commentary on kind of the near-term visibility, it sounded like the quarter ended on a high note, and with some positive outlook commentary. Just kind of curious, as you think about—and I think, Jason, you made the comment that you think you can still get to the midpoint, which would represent a pretty big ramp from here. But what gives you that confidence? I guess just more specifically, any end markets, geographic areas, any sort of verticals that you're seeing the most strength and that gives you some of that confidence?

Jason Cole

Yes. Hi, Greg. Thanks for the question. This is Jason. I think we have kind of in the first half of the year underperformed across from our original expectations. To be fair, it was in line with what we sort of feared, and that's why we gave the really wide guidance range. We see strength across all of our businesses. I think binder jetting in particular on the digital casting side feels pretty strong, as is the metal. But we're also, as I think we spoke with you about a lot, we're really excited about the growth curve in our dental space in the photopolymer health care side.

So, it's kind of across an array of opportunities. We're still kind of operating very cautiously, but the signals are there, and the close of 2Q gives us some confidence that there's some buoyed demand.

Greg Palm

Okay. Understood. The P-50—congrats on the other customer win there, but can you give us some sense in, is that a system? Is that for delivery this year? Then just a little bit more commentary on consumer electronics. I think there was a bullet in the press release about continued progress, but any more commentary there would be helpful.

Ric Fulop

Greg, absolutely. Yes, so that delivery for Ryerson is for this year, and then in the consumer electronics side, our customers will probably do marketing once those products are shipping to consumers. Other than that, it's hard to comment in more detail.

Greg Palm

Okay. Fair enough.

Ric Fulop

It's going as well as it could be going.

Greg Palm

Okay. Understood. On the profitability side of things, looking at year-to-date, so you're already at, I don't know, close to negative $40 million in EBITDA, and the range is negative $25 million to negative $50 million. So, it implies a pretty significant improvement here in the back half. Can you tell us how much from Q2 to Q3, what the incremental cost takeouts are? Again, kind of going back to the commentary about still feeling confident that you can get to the midpoint, that would suggest obviously profitability in the second half. I'm not sure if that comment was meant to be on more of the revenue side or the EBITDA side, but I just wanted to clarify that as well.

Jason Cole

Yes. It's a good question, and thanks for the opportunity to explain. So, we don't give quarterly guidance. I want to stop short of saying things here that kind of give you the 3Q or 4Q quarterly guide, but I can direct you to a couple of data points that I think can help you map it out.

2Q Adjusted EBITDA loss was $15 million, and it's trending down rapidly. Additionally, in 2Q, we had six production site closures, several of which were right at the end of the quarter. So, I think the tailwinds we get from things that were executed in 2Q, but that show up in a full quarter of 3Q, can kind of give you a sense that even if 3Q was seasonally weak, we expect continued progress on Adjusted EBITDA. Then in 4Q, we said we were aiming to be breakeven or better. If it's breakeven, obviously, there's no addition to the loss, but with a little bit of upside, we can actually neutralize some of that.

I'm not going to sit here and claim that we're going to be breakeven or better in both 3Q and 4Q, but 3Q is going to be better than 2Q, and 4Q is what we said it's going to be all along.

Greg Palm

Okay. That makes sense. I will leave it there. Thanks.

Jason Cole

Thank you. Greg.

Ric Fulop

Thanks, Greg.

Operator

Our next question comes from William Koch (phon), an investor. Please go ahead, William.

William

Hi. I was just wondering, if it so happened that the Stratasys merger was terminated by Stratasys, how much is the termination fee that Stratasys has to pay to Desktop Metal?

Ric Fulop

It's in excess of $32 million.

William

Okay. All right. Thank you.

Operator

(Operator Instructions). At this time there appears to be no—actually, one just came up. A question from Harold Weber from Aegis Capital. Please go ahead, Harold.

Harold Weber

Hi, guys. Could you give me a little update on what's happening with the Forust line of stuff?

Ric Fulop

Yes. We have customers that continue to use the product. You could buy a shop system, print Forust parts, if you’re interested. It's a great product.

Harold Weber

What type of uptake are you seeing in the industry?

Ric Fulop

I would say we don't break out our demand by product. We have a whole variety of products. I would say the Forust product, we are still working on adapting that to the larger-format machines, and I think that—which are better suited for higher-throughput production. We think that as we continue that development, we're going to be able to keep growing that particular product line. We sold millions of dollars' worth of Forust-related printers, so we're happy with the progress to date. But I think over time, it could become a much bigger business as we target larger components and furniture parts and things like that.

Operator

We have a follow-up question from Greg Palm from Craig-Hallum. Please go ahead, Greg.

Greg Palm

Thanks. I thought I'd ask a couple of follow-ups since it doesn't seem like there's many more. Just in terms of kind of debunking some of the thesis out there, I was hoping maybe you could just spend a minute or two on P-50, because you've got now another nice win here that you're announcing. But can you give us some sense in terms of how many of these you've placed to-date, either beta or commercially, what we should expect in terms of revenue contribution this year? I think that would be helpful for all of us.

Ric Fulop

Yes. I mean, several systems, and I think we're going to continue to grow our installed base. These are multimillion-dollar machines, so they're expensive. But we have very good progress. At the throughput that they produce parts, which is dramatically higher than other products in the market. The real target market for this type of product is very high-volume printing of parts for automotive, consumer electronics or for larger companies like a Ryerson that can support the throughput that these systems can deliver.

Greg Palm

Got it. Okay.

Ric Fulop

We continue to develop a market for those products and are very bullish with the promise for that technology.

Greg Palm

Jason, just one more follow-up, maybe on the cash flow statement. Do you have sort of a goal when you flip to cash flow positive, and I guess it's a two-part question, when you achieve EBITDA breakeven or profitability, what's the lag in cash flow to achieving profitability as well? Do you have sort of a target in mind how much cash on the balance sheet when you end up flipping to cash flow positive?

Jason Cole

Yes. That's a great question. Thanks for that. I think you're absolutely right; the cash flow does trail the Adjusted EBITDA by a little bit, and I think you can draw a pretty easy correlation between the two if you just kind of track it over time. So, if we're going to be breakeven on an Adjusted EBITDA basis, I guess the way I'd say it is I expect the cash burn to be under $10 million a quarter.

Our kind of hope here is that we can kind of turn that corner on cash flow on or around $100 million of cash, and we think we can close the year above that. It’s kind of our internal thinking. So, it's coming down quickly, and you're right that it will lag Adjusted EBITDA, but not by much, so I think it sits on the heels of that.

Greg Palm

Okay. Great. All right. Thanks.

Ric Fulop

Thank you.

Operator

At this time, there are no further questions. I would like to turn the call back over to Ric for closing remarks.

Ric Fulop

Wonderful. Thank you very much for joining us today, and also thank you to the entire Desktop Metal team for all your hard work to build a great quarter, and for all the investors’ interest in our Company. As always, if you have any follow-up questions, please don't hesitate to contact us. If you're in Boston, we would love to host you if you want to come visit us and see our technologies up close.

Operator

This concludes today's conference call. Thank you for attending.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys Ltd. (“Stratasys”) and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was filed with the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.